Exhibit 12
Computation of ratio of earnings to fixed charges

	For the Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:

Income from continuing operations before income taxes	$87,189	$37,956	$10,013	$5,395	$5,917
Fixed charges	9,735	5,607	6,070	8,212	8,859
Amortization of capitalized interest	6,438	4,868	4,477	3,145	1,807
Interest capitalized	(8,886)	(3,712)	(3,810)	(4,086)	(4,244)

Earnings	$94,476	$44,719	$16,750	$12,666	$12,339

Fixed Charges:
Interest incurred, whether expensed or capitalized	$9,361	$5,251	$5,787	$7,943	$8,622
Interest portion of rental expense	374	356	283	269	237

Fixed charges	$9,735	$5,607	$6,070	$8,212	$8,859

Ratio of earnings to fixed charges	9.70x	7.98x	2.76x	1.54x	1.39

Note: Dollars in thousands except ratio data